June 13, 2011

Filed via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:                             Zep Inc.

Form 10-K for the Year Ended August 31, 2010

Form 10-Q for the Period Ended February 28, 2011

File No. 1-33633

Dear Mr. Decker:

On June 7, 2011, we received a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission regarding our Form 10-K for the fiscal year ended August 31, 2010 and Form 10-Q for the fiscal quarter ended February 28, 2011.  As discussed, we will provide the Staff with a response to their comment letter on or before July 6, 2011.

Very truly yours,

/s/ Mark R. Bachmann
Mark R. Bachmann
Executive Vice President and Chief Financial Officer

cc:                                 Ms. Nudrat Salik, Staff Accountant, United States Securities and Exchange Commission

Mr. John K. Morgan, Zep Inc. Chairman, President and Chief Executive Officer

Mr. Philip A. Theodore, Zep Inc. Vice President, General Counsel and Corporate Secretary